Exhibit 99.1

VivoPower International PLC Releases White Paper Exploring Total Cost of Ownership of Electric Light Commercial Vehicles

LONDON, May 24, 2021 (GLOBE NEWSWIRE) -- VivoPower International PLC (NASDAQ: VVPR, the “Company”), an international provider of turnkey decarbonization solutions to industry, today released a white paper entitled “Assessing Total Cost of Ownership of Electric Light Commercial Vehicles,” which provides a framework for owners of light commercial vehicle fleets to evaluate the total cost of ownership (“TCO”) of converting to a fleet of electric light commercial vehicles.

The light commercial vehicle fleet segment is one of the largest and fastest growing in the fleet market, with the majority of those vehicles running on diesel fuel. Studies have shown that diesel vehicles have the greatest adverse effects on the environment per ton transported of any vehicle class.

Through its wholly-owned subsidiary, Tembo e-LV B.V. (“Tembo”), VivoPower provides solutions for converting standard diesel-powered light vehicles to fully electric, zero-emissions electric light vehicles (“e-LVs”). Tembo e-LVs are specially engineered for use in mining and other hard-to-decarbonize sectors, including construction and defense. Alongside solar generation, battery storage and on-site power distribution, Tembo e-LV products are a key component of VivoPower’s turnkey net-zero solutions for corporate decarbonization.

VivoPower’s white paper examines the TCO involved in switching to a fleet of electrified light commercial vehicles. It also looks at key factors that business owners need to consider before converting.

Importantly, the white paper is a living document that VivoPower will continually update as new data and technology become available.

“Overall, the economics of converting to an electrified light commercial vehicle fleet vary by business and use case,” said Matt Davis, VivoPower’s Managing Director for Australia. “However, as technology continues to improve, battery prices continue to decline, and governmental policy increasingly incentivizes electric vehicles, more and more fleet owners are likely to find that electrification is not just the best solution for the environment, but also for their bottom lines.”

“Assessing Total Cost of Ownership of Electric Light Commercial Vehicles” is available for download in its entirety at https://vivopower.com/white-papers/.

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom and the United States.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the economic attractiveness of adoption of electric light commercial vehicles in the future. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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